UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b- 25

SEC FILE NUMBER
0-24970

NOTIFICATION OF LATE FILING

CUSIP NUMBER
01643P

(Check One): [ ] Form 10-K [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For Period Ended: September 30, 2009

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: __________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

           PART I - REGISTRANT INFORMATION

           All-American SportPark, Inc.
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           Full Name of Registrant

           6730 South Las Vegas Boulevard
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           Address of Principal Executive Office (Street and Number)

           Las Vegas, NV 89119
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           City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
x	thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11 -K,
10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          As a result of changes in the accounting treatment of certain items during the period, the Company has been unable to provide its independent registered public accounts with sufficient information to complete their review of the financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Ronald Boreta	702	798-7777
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(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no, identify report(s) . [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects to report a net loss of $746,900 for the quarter ended September 30, 2009 as compared to net income of $542,920 for the same period in 2008. The Company also expects to report a net loss of $332,806 for the nine months ended September 30, 2009 as compared to net income of $129,354 during the same period in 2008. The changes are primarily due to the fact that the Company received $850,000 in the settlement of a lawsuit in September 2008.

_____________________________________________________________________________

All-American SportPark, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2009                                   By: /s/ Ronald Boreta
                                                              Ronald Boreta, President